Exhibit 99.2

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2016 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

		June 30	December 31
		2016	2015
		Unaudited	Audited
	Note	US$ in thousands
Assets
Current assets
Cash and cash equivalents		16,715	18,717
Marketable securities		5,515	6,499
Restricted cash		80	79
Trade receivables		314	69
Other receivables and prepaid expenses	5	14,471	8,149
		37,095	33,513
Non-current assets
Investment in equity accounted investee	6	30,241	33,970
Financial assets		4,813	4,865
Fixed assets		78,321	78,975
Restricted cash and deposits		5,380	5,317
Deferred tax		2,852	2,840
Other assets		985	847
		122,592	126,814
Total assets		159,687	160,327

Liabilities and Equity
Current liabilities
Loans and borrowings		1,208	1,133
Debentures		4,973	4,878
Trade payables		1,013	869
Other payables		3,348	3,223
		10,542	10,103
Non-current liabilities
Finance lease obligations		4,658	4,724
Long-term loans		12,946	13,043
Debentures		35,629	35,074
Deferred tax		903	823
Other long-term liabilities		3,275	2,495
		57,411	56,159
Total liabilities		67,953	66,262

Equity
Share capital		26,597	26,597
Share premium		77,724	77,723
Treasury shares		(1,980)	(1,972)
Reserves		(13,464)	(15,215)
Retained earnings		3,320	7,200
Total equity attributed to shareholders of the Company		92,197	94,333
Non-Controlling Interest		(463)	(268)

Total equity		91,734	94,065
Total liabilities and equity		159,687	160,327

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

	For the six	For the six	For the year
	months ended	months ended	ended December
	June 30, 2016	June 30, 2015	31, 2015
	Unaudited	Unaudited	Audited
	US$ in thousands (except per share amounts)
Revenues	6,513	7,228	13,817
Operating expenses	(1,159)	(1,472)	(2,854)
Depreciation expenses	(2,518)	(2,456)	(4,912)
Gross profit	2,836	3,300	6,051

General and administrative expenses	(1,840)	(1,706)	(3,745)
Share of profits of equity accounted investee	312	217	2,446
Other income, net	85	57	21
Operating Profit	1,393	1,868	4,773

Financing income	164	122	2,347
Financing income (expenses) in connection with derivatives, net	(1,024)	5,306	3,485
Financing expenses	(1,895)	(4,101)	(5,240)
Financing income (expenses), net	(2,755)	1,327	592

Profit (loss) before taxes on income	(1,362)	3,195	5,365

Tax benefit (taxes on income)	(309)	(598)	1,933

Net income (loss) for the period	(1,671)	2,597	7,298
Income (loss) attributable to:
Shareholders of the Company	(1,476)	2,716	7,553
Non-controlling interests	(195)	(119)	(255)

Net income (loss) for the period	(1,671)	2,597	7,298
Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	(267)	699	(141)
Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	2,018	(5,459)	(6,947)

Total other comprehensive income (loss)	1,751	(4,760)	(7,088)

Total comprehensive income (loss)	80	(2,163)	210

Basic net earnings (loss) per share	(0.14)	0.26	0.7
Diluted net earnings (loss) per share	(0.14)	0.25	0.7

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
					Translation
					reserve	Presentation
					from	currency		Non-
	Share	Share	Retained	Treasury	foreign	translation		controlling	Total
	capital	premium	earnings	shares	operations	reserve	Total	interests	Equity
	US$ in thousands
	Unaudited
For the six months ended
June 30, 2016

Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the period	-	-	(1,476)	-	-	-	(1,476)	(195)	(1,671)
Other comprehensive loss	-	-	-	-	(267)	2,018	1,751	-	1,751
Total comprehensive loss	-	-	(1,476)	-	(267)	2,018	275	(195)	80
Dividend distribution	-	-	(2,404)	-	-	-	(2,404)	-	(2,404)
Share-based payments	-	1	-	-	-	-	1	-	1
Own shares acquired	-	-	-	(8)	-	-	(8)	-	(8)
Balance as at
June 30, 2016	26,597	77,724	3,320	(1,980)	547	(14,011)	92,197	(463)	91,734

	Attributable to owners of the Company
					Translation
			Retained		reserve	Presentation
			earnings		from	currency		Non-
	Share	Share	(Accumulated	Treasury	foreign	translation		controlling	Total
	capital	premium	Deficit)	shares	operations	reserve	Total	interests	Equity
	US$ in thousands
	Unaudited
For the six months ended June 30, 2015

Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Income for the period	-	-	2,716	-	-	-	2,716	(119)	2,597
Other comprehensive loss	-	-	-	-	699	(5,459)	(4,760)	-	(4,760)
Total comprehensive loss	-	-	2,716	-	699	(5,459)	(2,044)	(119)	(2,163)
Share-based payments	-	24	-	-	-	-	24	-	24
Warrants and options exercise	60	(16)	-	-	-	-	44	-	44
Balance as at
June 30, 2015	26,240	76,940	2,363	(522)	1,654	(14,541)	92,134	(103)	92,031

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
					Translation
			Retained		reserve	Presentation
			earnings		from	currency		Non-
	Share	Share	(Accumulated	Treasury	foreign	translation		controlling	Total
	capital	premium	Deficit)	shares	operations	reserve	Total	interests	Equity
	US$ in thousands
	Audited
For the year ended
December 31, 2015

Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Income for the period	-	-	7,553	-	-	-	7,553	(255)	7,298
Acquisition of subsidiary	-	-	-	-	-	-	-	(29)	(29)
Other comprehensive loss	-	-	-	-	(141)	(6,947)	(7,088)	-	(7,088)
Total comprehensive loss	-	-	7,553	-	(141)	(6,947)	465	(284)	181
Exercise of share options and warrants	417	784	-	-	-	-	1,201	-	1,201
Own shares acquired	-	-	-	(1,450)	-	-	(1,450)	-	(1,450)
Share-based payments	-	7	-	-	-	-	7	-	7
Balance as at
December 31, 2015	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	For the Six Months ended June 30, 2016	For the Six Months ended June 30, 2015	For the Year ended December 31, 2015
	US$ in thousands
	Unaudited	Unaudited	Audited
Cash flows from operating activities
Income (loss) for the period	(1,671)	2,597	7,298
Adjustments for:
Financing (income) expenses, net	2,755	(1,327)	(592)
Depreciation	2,518	2,456	4,912
Share-based payment	1	24	7
Share of profits of equity accounted investees for	(312)	(217)	(2,446)
Change in trade receivables	(244)	95	125
Change in other receivables and prepaid expenses	(844)	(2,196)	333
Change in other assets	(113)	(4,370)	(1,706)
Change in accrued severance pay, net	-	-	(1)
Change in trade payables	124	(49)	(252)
Change in accrued expenses and other payables	(515)	5,536	2,311
Income tax expense (tax benefit)	309	598	(1,933)
Income taxes paid	-	(95)	(241)
Interest received	144	93	222
Interest paid	(1,595)	(1,449)	(3,126)
Net cash provided by operating activities	557	1,696	4,911

Cash flows from investing activities
Advances on account of Manara Pumped Storage Project	(146)	-	-
Investment in equity accounted investee	(803)	(7,456)	(7,582)
Investment in restricted cash	-	(550)	(101)
Proceeds from marketable securities	1,008	-	-
Investment in marketable securities	-	(1,350)	(2,869)
Proceeds from settlement of derivatives, net	-	-	2,087
Proceeds from deposits	-	3,980	3,980
Net cash provided by (used in) investing activities	59	(5,376)	(4,485)

Cash flows from financing activities
Dividend distribution	(2,404)	-	-
Acquisition of non-controlling interests	-	-	(868)
Repayment of long-term loans and finance lease obligations	(645)	(424)	(1,020)
Repayment of Debentures	-	-	(5,134)
Long term loans received	90	910	11,715
Proceeds from options and warrants exercised	-	44	1,201
Repurchase of own shares	(8)	-	(1,450)
Net cash provided by (used in) financing activities	(2,967)	530	4,444

Exchange differences on balance of cash and cash equivalents	349	(917)	(1,911)
Increase (decrease) in cash and cash equivalents	(2,002)	(4,067)	2,959
Cash and cash equivalents at the beginning of the period	18,717	15,758	15,758
Cash and cash equivalents at the end of the period	16,715	11,691	18,717

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2016

Note 1 – General

Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company operating in the business of energy and infrastructure, and its operations currently mainly include production of renewable and clean energy. As of June 30, 2016, the Company owns sixteen photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, the Company indirectly owns 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”) and owns 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel.

The ordinary shares of the Company are listed on the NYSE MKT and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

Note 2 - Basis of Preparation

A.          Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2015 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on September 18, 2016.

B.          Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Note 4 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2016

Note 5 - Other receivables and prepaid expenses

	June 30, 2016	December 31, 2015
	US$ in thousands
	Unaudited	Audited
Government authorities	1,642	1,276
Income receivable	2,636	2,875
Interest receivable	19	29
Current tax	276	270
Current Maturities of loan to an equity accounted investee	8,450	3,061
Prepaid expenses and other	1,448	638
	14,471	8,149

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

U. Dori Energy Infrastructures Ltd. (“Dori Energy”)-

The Company, through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy"), entered into an Investment Agreement (the "Dori Investment Agreement") with Amos Luzon Entrepreneurship and Energy Group Ltd. (formerly - Dori Group Ltd.) ("Luzon Group"), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the "power plant").

Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014.

During the six month period ended June 30, 2016, the Company extended approximately $ 173 thousand subordinated shareholder loans to Dori Energy. The shareholder loans are linked to the Israeli CPI and bear an annual interest rate of 3% higher than the annual interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.5% as at June 30, 2016, i.e., the annual interest rate on the shareholder loans was 8.5% as at June 30, 2016).

Dorad provided, itself and through its shareholders at their proportionate holdings, certain guarantees in favor of the Public Utilities Authority - Electricity ("the Electricity Authority") in order to comply with its license conditions, and in favor of the Israel Electric Corporation (“the IEC”) as required by its agreement with the IEC. In February 2016, Dorad updated the amount of its guarantee in favor of the IEC’s system unit management to NIS 52 million (approximately $ 14 million) (December 31, 2015 –NIS 70 million, approximately $18 million). In June 2016, the guarantee was replaced by guarantees provided by Dorads’s shareholders. Dori Energy's share of this additional guarantee provided by Dorad amounts to approximately NIS 10 million (approximately $ 2.6 million). The Company’s share of the aggregate guarantees provided by Dorad amounts to approximately NIS 15 million (approximately $ 4 million).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2016

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies (cont’d)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)-

During May 2016, the Company exercised the second option to acquire additional share capital of Dori Energy. Following the exercise of this option, the Company’s holdings in Dori Energy increased from 49% to 50% and the Company’s indirect ownership of Dorad increased from 9.1875% to 9.375%. The aggregate amount paid by the Company in connection with the exercise of the option amounted to approximately NIS 2.8 million (approximately $0.74 million), including approximately NIS 0.4 million (approximately $ 0.1 million) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael
As more fully described in Note 6 to the annual financial statements, Dori Energy and Dori Energy’s representative on Dorad’s board of directors previously filed a petition to approve a derivative action on behalf of Dorad against several shareholders and board members of Dorad (“the Dori Energy Petition”). At a hearing held on April 20, 2016, the request submitted in January 2016 to amend the Dori Energy Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents was approved. Subsequent to the date of this report, at the end of July 2016, the respondents filed their responses to the amended Dori Energy Petition. Dori Energy currently has until September 18, 2016 to reply to the respondents’ response.

Petition to Approve a Derivative Claim filed by Edelcom
As more fully described in Note 6 to the annual financial statements, on February 25, 2016 the representatives of Edelcom Ltd., which holds 18.75% of Dorad (“Edelcom”) and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against the Company, the Luzon Group and Dori Energy referring to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately  NIS 49.4 million (approximately $12.7 million) in consideration for management and entrepreneurship services. On July 25, 2016, Edelcom filed an application for approval of a derivative action against the Company, the Luzon Group, Dori Energy and Dorad. The Company’s management is examining the claims but based on its initial analysis believes that the application has no merit and intends to defend its position in court.

Statement of Claim filed by Edelcom
In July 2016, Edelcom filed a statement of claim (the “Claim”) with the Tel Aviv District Court against Dori Energy, Ellomay Clean Energy Ltd. (“Ellomay Energy”), the Luzon Group, Dorad and the remaining shareholders of Dorad. In the Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad’s shareholders (the “Dorad SHA”) contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy’s shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad’s shares and the right of first refusal granted to Dorad’s shareholders in the Dorad SHA. The Claim requests the court to: (i) issue an order compelling the Luzon Group, Ellomay Energy and Dori Energy to act in accordance with the right of first refusal mechanism included in the Dorad SHA and to offer to the other shareholders of Dorad, including Edelcom, a right of first refusal in connection with 50% of Dori Energy’s shares (which are currently held by Ellomay Energy, a wholly-owned subsidiary of the Company), under the same terms agreed upon by the Luzon Group, Ellomay Energy and Dori Energy in 2010, (ii) issue an order instructing Dorad to delay all payment due to Dori Energy as a shareholder of Dorad, including dividends or repayment of shareholders’ loans, for a period as set forth in the Claim, (iii) issue an order instructing Dorad to remove Dori Energy’s representative from Dorad’s board of directors (currently Mr. Hemi Raphael, who also serves on the Board of the Company) and to prohibit his presence and voting at the Dorad board of directors’ meetings, for a period as set forth in the Claim, and (iv) grant any other orders as the court may deem appropriate under the circumstances. The Company is reviewing and assessing the Claim and will prepare its defense with legal counsel. Based on the Company’s initial review of the Claim and related documents, the Company believes that there is no merit or basis to the allegations made in the Claim.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2016

Note 7 - Details of General and administrative expenses

	For the six	For the six	For the
	months ended	months ended	year ended
	June 30, 2016	June 30, 2015	December 31, 2015
	Unaudited	Unaudited	Audited
	US$ in thousands
Salaries and related compensation	566	784	1,458
Professional services	987	985	1,747
Expenses in connection with Manara project (*)	632	397	1,027
Other	(345)	(460)	(487)
Total general and administrative expenses	1,840	1,706	3,745

(*) 75% owned by the Company

Note 8 - Financial Instruments

Fair value

(1)           Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2016

Note 8 - Financial Instruments (cont’d)

Fair value (cont’d)

(1)           Financial instruments measured at fair value for disclosure purposes only (cont’d)

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2016
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	US$ in thousands
Non-current liabilities:
Debentures	40,602	43,769	-	-
Loans from banks and others (including current maturities)	13,804	-	14,845	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
Finance lease obligations (including current maturities)	5,008	-	4,990	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	59,414	48,643	19,835	-

	December 31, 2015
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	US$ in thousands
Non-current liabilities:
Debentures	39,952	42,639	-	-
Loans from banks and others (including current maturities)	13,840	-	14,905	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
Finance lease obligations (including current maturities)	5,060	-	5,041	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	58,852	42,639	19,946	-

(2)           Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:
—	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2016

Note 8 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)           Fair value hierarchy of financial instruments measured at fair value (cont’d)

	June 30, 2016
	Level 1	Level 2	Level 3	Total
	US$ in thousands

Income receivable in connection with the Gilboa pumped storage project (“PSP Gilboa”)	-	-	1,316	1,316
Marketable securities	-	5,515	-	5,515
Forward contracts	-	3,497	-	3,497
Swap contracts	-	(3,720)	-	(3,720)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	US$ in thousands

PSP Gilboa	-	-	1,249	1,249
Option to require additional shares in investee	-	-	*	-
Marketable securities	-	6,499	-	6,499
Forward contracts	-	3,615	-	3,615
Swap contracts	-	(2,830)	-	(2,830)

* Less than $ 1 thousand

There have been no transfers from any Level to another Level during the six months ended June 30, 2016.

 (3)          Details regarding fair value measurement at Levels 2 and 3

Swap contracts – fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Forward contracts – fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Income receivable in connection with PSP Gilboa - the fair value is estimated according to the cash flows expected to be received 4.5 years following the financial closing of PSP Gilboa, discounted at a weighted interest rate reflecting the credit risk of the debtor.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2016

Note 8 - Financial Instruments (cont’d)

Fair value (cont’d)

(4)           Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the opening balance to the closing balance of financial instruments carried at fair value that are included in level 3 of the fair value hierarchy:

	Financial assets
	Option to purchase Additional shares in investee		Income receivable in connection with PSP Gilboa
	US$ in thousands
Balance as at December 31, 2014	17		1,238
Exercise	(17)		-
Total income recognized in profit or loss	-		144
Foreign Currency translation adjustments	(*	)	(132)

Balance as at December 31, 2015	(*	)	1,250
Exercise	(*	)	-
Total income recognized in profit or loss	-		37
Foreign Currency translation adjustments	-		29

Balance as at June 30, 2016	-		1,316

*          Less than $1 thousand

Note 9 - Subsequent Events

A.	Execution of Agreement with Ludan

In August 2016, the Company entered into a strategic agreement (the “Agreement”) with Ludan Energy Overseas B.V. (“Ludan”) (a wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN) in connection with Waste-to-Energy (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Pursuant to the Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), the Company will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions is referred to as an “Approved Project”). In the event additional entities will invest in an Approved Project, their holdings will not dilute the Company’s 51% share. The amount invested by the Company in each Approved Project will be comprised of: (i) the Company’s share of the equity based on its holdings in the Approved Project and (ii) an additional amount up to an aggregate investment that will reflect a pre-determined minimal internal rate of return to the Company, up to a certain maximum percentage of the aggregate investment by Ludan and the Company. Ludan will provide the remaining required equity. The expected overall cost of the projects is approximately EUR 200 million (including project financing). The Agreement may be terminated, inter alia, in the event the parties do not reach an understanding as to the contents of the EPC and O&M contracts within sixty days following the financial closing of the first project.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2016

Note 9 - Subsequent Events

B.	Manara Pumped Storage Project

In August 2016, Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”), a 75% owned subsidiary of the Company, received a conditional license for the Manara Cliff pumped-storage project (“the Conditional License”) from the Israeli Minister of National Infrastructures, Energy and Water Resources (the “Minister”). The Conditional License regulates the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant).

In September 2016, Ellomay PS filed a petition (the “Petition”) with the Israeli High Court of Justice against the Minister, the Electricity Authority and the owner of the Kochav Hayarden pumped storage project. The Petition was filed in connection with the decision of the Electricity Authority to extend the financial closing milestone deadline of the Kochav Hayarden pumped storage project, which received a conditional license for a pumped storage plant with a capacity of 340 MW in 2014. In the Petition, Ellomay PS requests the High Court to order the Electricity Authority to explain why the extension should not be canceled, due to, among other reasons, the lack of authority of the Electricity Authority to extend this milestone deadline. Should the extension decision be revoked, the conditional license provided to Kochav Hayarden is expected to terminate as the original financial closing milestone deadline has passed. Among its other claims, Ellomay PS claims that as the current quota for pumped storage projects determined by the Electricity Authority is 800 MW, and there is one 300 MW project that is already in the construction phase, the extension approved by the Electricity Authority could irreparably harm Ellomay PS’s chances of receiving a permanent license if the Kochav Hayarden project receives its permanent license first.

The Company may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project.